UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[Mark One]

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File Number 01-13697

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

(Full title of the Plan)

MOHAWK INDUSTRIES, INC.

(Name of the issuer of the securities held pursuant to the Plan)

160 S. Industrial Blvd.

Calhoun, Georgia 30701

(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Index to Financial Statements, Supplemental Schedules and Exhibits

Item

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2008 and 2007

Notes to the Financial Statements

Schedule H, Line 4i – Schedule of Assets (Held at Year End) – December 31, 2008

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions – December 31, 2008

Signatures

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mohawk Carpet Corporation

Retirement Savings Plan II:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole

As discussed in Notes 1 and 11 to the financial statements, effective January 1, 2008, the plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

/s/ KPMG LLP

Atlanta, Georgia

June 25, 2009

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Plan’s interest in Master Trust, at fair value (notes 1, 4 and 5)	$299,269,118	408,191,186
Loans to participants (notes 1, 4 and 5)	15,383,926	14,521,345

Total investments before adjustments	314,653,044	422,712,531
Contributions receivable from employer	23,480	40,767
Contributions receivable from participants	58,060	108,064

Net assets available for plan benefits before adjustments	314,734,584	422,861,362
Adjustment from fair value to contract value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	4,340,198	860,812

Net assets available for plan benefits	$319,074,782	423,722,174

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Interest	$1,220,380	1,081,819
Net appreciation in fair value of loans to participants	1,012,031	—
Plan’s interest in income (loss) of Master Trust (notes 1, 4 and 5)	(106,769,407)	24,934,250

Net investment income (loss)	(104,536,996)	26,016,069
Contributions from employer	12,580,462	13,734,077
Contributions from participants	29,025,981	33,401,471

	(62,930,553)	73,151,617

Deductions:
Distributions to participants	42,255,624	36,370,819
Administrative expenses	152,669	108,963

Total deductions	42,408,293	36,479,782

Net increase (decrease) in net assets available for plan benefits before transfers to/from other Mohawk Carpet Corporation Plans and cumulative effect of change in accounting principle	(105,338,846)	36,671,835
Transfers:
Transfers from other plans (note 8)	732,185	776,510
Transfers to other plans (note 8)	(153,396)	(213,026)

Net transfers from other plans	578,789	563,484

Net increase (decrease) in net assets available for plan benefits before cumulative effect of change in accounting principle	(104,760,057)	37,235,319
Cumulative effect of change in accounting principle (note 1)	112,665	—
Net assets available for plan benefits at beginning of year	423,722,174	386,486,855

Net assets available for plan benefits at end of year	$319,074,782	423,722,174

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan II (the Plan) in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

The Mohawk Carpet Corporation Retirement Savings Plan and Mohawk Carpet Corporation Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2008 and 2007, the Plan’s investments consist of its interest in the investments of the Master Trust and loans receivable from participants. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet Corporation defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.

The Master Trust investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2008 and 2007. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.

The Plan presents loans to participants as investments. Effective January 1, 2008 the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS 157). In connection with the adoption of SFAS 157, the Plan presents loans to participants at fair value based on a discounted cash flow model using market based interest rates. Prior to the adoption of SFAS 157, loans to participants were stated at amortized cost. The adoption of SFAS 157 resulted in an increase in loans to participants of $112,665 which was recorded on January 1, 2008 as a cumulative effect of change in accounting principle on the statements of changes in net assets available for plan benefits.

The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income (loss) of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all salaried, sales, and nonexempt employees, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc., and all employees, including hourly, nonexempt and salaried, of the Karastan Bigelow Group and the Lauren Park Mill Group. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of the calendar month after the completion of 90 days of service.

The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2008 and 2007.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc., the Company provides 50% matching contributions up to the first 4% of each participant’s gross compensation contributed to the Plan and an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant’s gross compensation contributed to the Plan.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements

December 31, 2008 and 2007

The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,144,802 and $2,771,482, respectively, were made to the Plan during the years ended December 31, 2008 and 2007. Subsequent to December 31, 2008, the Company approved and contributed $1,021,128 as a discretionary contribution to the Plan; such amount will be recorded as a contribution in 2009.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts monthly based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.

(d)	Distributions to Participants

Upon termination of employment, the participant’s account shall be distributed in a lump-sum cash payment as soon as administratively practicable.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

Benefits are recorded when paid.

(e)	Vesting

Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company’s matching and discretionary contributions after one year of service. Prior to January 1, 2001, those participants in the Plan vested immediately in the Company’s matching and discretionary contributions.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2008 and 2007, employer contributions were reduced by forfeitures of $153,499 and $123,628, respectively.

(f)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.

(3)	Transactions with Parties in Interest

As of December 31, 2008 and December 31, 2007, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and common collective funds that are sponsored by the Trustee.

(4)	Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements

December 31, 2008 and 2007

substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2008. At December 31, 2008, Level 3 assets comprised approximately 4.9% of the Plan’s total investment portfolio fair value.

	Fair Value	Level 1	Level 2	Level 3
Investments:
Cash and equivalents	$32,539	32,539	—	—
Interest bearing cash	10,225,001	10,225,001	—	—
Common stock	18,208,478	18,208,478	—	—
Registered investment companies	163,542,413	163,542,413	—	—
Common collective funds	107,065,301	—	107,065,301	—
Loans to participants	15,383,926	—	—	15,383,926
Plan’s interest in Master Trust receivables, net	195,386	195,386	—	—

Total investments at fair value	$314,653,044	192,203,817	107,065,301	15,383,926

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008.

Level 3 Assets
Beginning balance as of January 1, 2008	$14,521,345
Repayments, net of withdrawals and deemed distributions	(262,115)
Cumulative effect of change in accounting principle	112,665
Net appreciation in fair value of loans to participants	1,012,031

Ending balance as of December 31, 2008	$15,383,926

(5)	Investments

At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 69.4% and 68.0%.

Master Trust net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
Investments, at fair value:
Cash and equivalents	$44,171	55,928
Interest bearing cash	13,392,555	4,274,347
Mohawk common stock	25,331,086	40,974,048
Registered investment companies	206,424,107	353,487,318
Common collective funds	186,090,848	181,467,063
Other receivables (payable), net	205,949	(89,001)

Net assets, at fair value	$431,488,716	580,169,703

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements

December 31, 2008 and 2007

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan year ended December 31, 2008 and 2007 are as follows:

	2008	2007
Interest and dividends	$14,895,325	231,221
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	(16,329,063)	1,075,460
Registered investment companies	(132,638,385)	28,090,334
Common collective funds	(6,185,328)	4,143,920

Net investment income (loss)	(140,257,451)	33,540,935
Expenses	401,857	176,397
Net transfer of assets in (out) of investment account	(8,021,679)	546,805,165

Net increase (decrease) in net assets	(148,680,987)	580,169,703
Net assets at beginning of year	580,169,703	—

Net assets at end of year	$431,488,716	580,169,703

The following investments represent 5% or more of the plan assets at December 31, 2008 and 2007:

	2008	2007
Plan’s interest in Master Trust	$299,269,118	408,191,186

All of the Plan’s investments are held by a party in interest to the Plan.

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Termination

While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Transfers from/to Other Plans

During 2008 and 2007, due to changes in employment status, $732,185 and $776,510, respectively, were transferred from the Mohawk Carpet Corporation Retirement Savings Plan to the Plan.

During 2008 and 2007, due to changes in employment status, $153,396 and $213,026, respectively, were transferred to the Mohawk Carpet Corporation Retirement Savings Plan from the Plan.

(8)	Prohibited Transactions

During 2007, the Plan sponsor inadvertently failed to deposit $2,194,460 of participant deferrals within the required timeframe as stated by the United States Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file a Form 5330 and pay all applicable excise taxes during 2008. The excise tax payments were made from the Plan sponsor’s assets and not from assets of the Plan.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Notes to Financial Statements

December 31, 2008 and 2007

(9)	Reconciliation to 5500

The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2008 and 2007:

	2008	2007
Net assets available for plan benefits per the accompanying financial statements	$319,074,782	423,722,174
Adjustment from fair value to amortized cost for loans to participants	(1,124,696)
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(4,340,198)	(860,812)

Net assets available for plan benefits per Form 5500	$313,609,888	422,861,362

Net increase (decrease) in net assets available for plan benefits before transfers to/from other Mohawk Carpet Corporation Plans and cumulative effect of change in accounting principle per the accompanying financial statements	$(105,338,846)	36,671,835
Adjustment for net appreciation in fair value of loans to participants	(1,012,031)
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(3,479,386)	(860,812)

Net increase (decrease) in net assets available for plan benefits per Form 5500	$(109,830,263)	35,811,023

Loan to participants per the accompanying financial statements	$15,383,926	14,521,345
Adjustment from fair value to amortized cost	(1,124,696)	—

Loans to participants per Form 5500	$14,259,230	14,521,345

(10)	Recent Accounting Pronouncements

The Plan adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In 2008 the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. FSP FAS 157-3 was effective upon issuance and applies to periods for which financial statements have not been issued. The FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of SFAS 157, FSP FAS 157-2 and FSP FAS 157-3 did not have a material effect on the changes in net assets or financial position of the Plan. In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and the transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Plan is currently evaluating the impact that FSP FAS 157-4 will have on the Plan’s financial statements.

Schedule I

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue	Description of investment	Current value
*Plan’s interest in Master Trust, at fair value		$299,269,118
*Loans to participants	(1)	14,259,230

	Total	$313,528,348

*	Represent parties in interest to the Plan.

(1)	Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 15, 2017.

Interest	rates range from 4.25% to 10.25% on loans outstanding.

See accompanying report of independent registered public accounting firm.

Schedule II

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN II

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2008

(a) Identify of party involved	(b) Relationship to Plan, employer, or other party-in-interest	(c) Description of transaction	(d) Amount on line 4a	(e) Lost earnings
Mohawk Carpet Corporation	Plan sponsor	2007 employee deferrals not deposited to Plan in a timely manner	$2,194,460	10,727

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet Corporation Retirement Savings Plan II (Full Title of the Plan)

Dated: June 25, 2009	By:	/s/ Phillip Brown
Vice President, Human Resources